Exhibit 99.2

WiLAN Reports Third Quarter 2014 Financial Results

Revenues exceed guidance by 25%

OTTAWA, Canada – October 29, 2014 – Top intellectual property licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced financial results for the third quarter of fiscal year 2014 ended September 30, 2014. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Third Quarter 2014 Highlights

•	Revenues of $24.6 million, exceeding guidance of $19.7 million by 25%.
•	Adjusted earnings* of $13.2 million, or 11 cents per basic share, exceeding the mid-point of guidance by 35%.
•	Trailing twelve month revenues and adjusted earnings exceed $105 million and $63 million, respectively.
•	Signed 16 licenses and renewal licenses in the quarter.
•	Company granted first license to medical-related technology, to Stryker Corporation.
•	Added four portfolios including portfolios related to smart meter and orthopedic technologies.
•	Returned $4.5 million to shareholders in dividend payments.

“Changes to our business operations that we have put in place over the past twelve months are continuing to generate positive financial and operational results,” said Jim Skippen, President & CEO. “Benefiting from recent license signings, our trailing twelve month revenues have increased to over $105 million. Driven in part by a significant reduction in our litigation expenses, our trailing twelve month adjusted earnings have increased to over $63 million.”

Added Skippen, “Licensing partnerships made important contributions to our business in the third quarter with licenses related to non-standard networking, medical stent and data device security technologies, adding millions of dollars to our top and bottom-line. The licenses, a number of which were signed less than four months after their programs were initiated, demonstrate our ability to execute licensing programs in new markets and generate timely results for WiLAN and our partners.”

Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.05 per common share to be paid on January 7, 2015 to shareholders of record on December 12, 2014.

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Third Quarter 2014 Revenue Review

In the three month period ended September 30, 2014, WiLAN generated revenues of $24.6 million, as compared to $20.7 million in the three month period ended September 30, 2013. The increase in revenues is primarily attributable to the timing of fixed-payment amounts as a result of the significant license agreements signed during the twelve months ended December 31, 2013 and the nine months ended September 30, 2014 for which certain agreements contained higher fixed-payments at the beginning of the license agreement. Approximately 12% of the revenue recognized in the three months ended September 30, 2014 was generated from licensing programs related to partnerships.

Third Quarter 2014 Operating Expense Review

In the three month period ended September 30, 2014, cost of revenue expenses totaled $17.6 million as compared to $25.7 million in the comparative period. The decrease in expenses is primarily attributable to a decrease in litigation expense partially offset by an increase in amortization expense, patent maintenance, prosecution and evaluation expenses, compensation and benefits and contingent partner payments and legal fees.

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Compensation and benefits	$1,750	$1,569	$6,021	$4,359
Litigation	3,072	14,234	6,437	40,377
Patent maintenance, prosecution, and evaluation	1,692	1,458	5,095	4,143
Contingent partner payments and legal fees	1,615	-	1,615	-
Amortization of patents	8,903	7,464	25,626	20,293
Stock-based compensation	262	341	715	762
Other	345	605	1,232	1,182
	$17,639	$25,671	$46,741	$71,116

For the three months ended September 30, 2014, litigation expenses amounted to $3.1 million compared to $14.2 million for the same period last year. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter.

In the third quarter ended September 30, 2014, marketing general and administration expenses amounted to $2.7 million as compared to $3.1 million in the third quarter ended September 30, 2013. The decrease in spending is primarily attributable to a decrease in stock-based compensation as a result of changes in staffing levels.

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	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Compensation and benefits	$1,216	$1,261	$3,201	$3,816
Depreciation	129	122	454	364
Stock-based compensation	203	469	946	1,884
Public company costs	532	265	1,835	1,219
Facilities	162	140	525	411
Other	450	889	1,473	1,825
	$2,692	$3,146	$8,434	$9,519

For the three months ended September 30, 2014, R&D expenses were $576,000 as compared to $697,000 in the same period last year. Although expenses declined slightly quarter over quarter, compensation and benefits increased during the quarter as a result of an increase in staffing levels.

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Compensation and benefits	$481	$406	$1,508	$1,260
Depreciation	36	169	142	408
Stock-based compensation	14	75	23	288
Other	45	47	171	240
	$576	$697	$1,844	$2,196

Third Quarter 2014 Earnings Review

In the third quarter ended September 30, 2014, WiLAN generated adjusted earnings of $13.2 million or 11 cents per basic share as compared to a loss of $0.3 million or nil per basic share, in the comparative period. The increase in adjusted earnings for the third quarter of 2014 is primarily attributable to increased revenues and reduced litigation expenses.

The Company’s GAAP earnings amounted to a loss of $0.4 million, or nil per share on a basic and fully diluted level, in the third quarter 2014, as compared to a GAAP loss of $6.5 million, or 5 cents per share on a basic and fully diluted level, in the same period last year.

Third Quarter 2014 Balance Sheet and Cash Flow Review

At September 30, 2014, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $126.1 million, representing a decrease of $5.8 million from the cash position at December 31, 2013. The decrease is primarily attributable to $44.6 million of cash generated in operations offset by the payment of dividends totaling $13.4 million and payments related to patent acquisitions totaling $36.3 million. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

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Fourth Quarter 2014 Financial Guidance

For the fourth quarter 2014 ending December 31, 2014, the Company expects revenue to be at least $20.6 million. This revenue guidance does not include the potential impact of any additional reports yet to be received, new agreements that may be signed during the balance of the fourth quarter of 2014 or the potential impact of any royalties identified in audits conducted by the Company. This guidance is provided prior to the completion of the first month of this fiscal quarter and as such, a number of reports that normally are submitted at or shortly after the month end have yet to be received by the Company.

Operating expenses for the fourth quarter are expected to be in the range of $11.5 million to $12.7 million of which $4.0 million to $5.0 million is expected to be litigation expense. For the fourth quarter of 2014, and assuming no additional agreements are signed, adjusted earnings are expected to be in the range of $8.3 million to $9.2 million.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s annual information form for the 2013 fiscal year dated February 3, 2014 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

The above targets for the three month period ending December 31, 2014 reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant license agreements with companies, brokerage opportunities, new litigation actions, contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed in any particular quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the revenue guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided. Actual expenses incurred may exceed the expense guidance provided due, in part, to contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed during the quarter.

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WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – October 29, 2014 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=173269

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=173269 and accessible by telephone until 11:59 PM ET on January 29, 2015.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13592538

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 290 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, infrequent charges.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “ability to execute”, “to be paid”, “litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter”, “Company expects revenue to be at least”, “potential impact”, “yet to be received”, “new agreements that may be signed”, “conducted by”, “expected to be”, “are signed”, “is expected”, “actual results may differ materially”, “may be”, “can be”, “expectations”, “subject to”, “cannot be accurately forecast”, “actual revenues may exceed guidance”, “the receipt”, “signing of new license agreements”, “completion of”, “Actual expenses incurred may exceed the expense guidance provided”, “contingent payments to licensing partners and litigation counsel that may be required from licenses signed during the quarter”, “to negotiate”, “actual results may vary”, “will be”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Revenue
Royalties	$24,576	$20,724	$76,209	$59,034

Operating expenses
Cost of revenue	17,639	25,671	46,741	71,116
Research and development	576	697	1,844	2,196
Marketing, general and administration	2,692	3,146	8,434	9,519
Foreign exchange loss (gain)	1,077	(825)	1,354	1,474
Total operating expenses	21,984	28,689	58,373	84,305
Earnings (loss) from operations	2,592	(7,965)	17,836	(25,271)
Investment income	124	170	402	553
Earnings (loss) before income taxes	2,716	(7,795)	18,238	(24,718)

Provision for (recovery of) income tax expense
Current	928	1,293	3,708	3,887
Deferred	2,163	(2,629)	5,337	(8,080)
	3,091	(1,336)	9,045	(4,193)
Net and comprehensive income (loss)	$(375)	$(6,459)	$9,193	$(20,525)

Earnings (loss) per share
Basic	$(0.00)	$(0.05)	$0.08	$(0.17)
Diluted	$(0.00)	$(0.05)	$0.08	$(0.17)

Weighted average number of common shares
Basic	120,211,493	120,701,944	120,065,487	121,154,330
Diluted	120,211,493	120,701,944	120,352,084	121,154,330

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Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	September 30, 2014	December 31, 2013
Current assets
Cash and cash equivalents	$124,711	$130,394
Short-term investments	1,384	1,457
Accounts receivable	6,342	11,999
Prepaid expenses and deposits	1,476	592
	133,913	144,442

Loan receivable	1,214	1,075
Furniture and equipment, net	1,968	2,159
Patents and other intangibles, net	153,771	150,025
Deferred tax asset	21,539	26,876
Goodwill	12,623	12,623
	$325,028	$337,200

Current liabilities
Accounts payable and accrued liabilities	$19,515	$25,011
Current portion of patent finance obligation	20,042	19,480
	39,558	44,491

Patent finance obligation	30,635	32,552
Success fee obligation	4,703	7,048
	74,895	84,091
Commitments and contingencies

Shareholders' equity
Capital stock	426,062	425,238
Additional paid-in capital	15,892	14,635
Accumulated other comprehensive income	16,225	16,225
Deficit	(208,046)	(202,989)
	250,133	253,109
	$325,028	$337,200

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Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Cash generated from (used in)
Operations
Net earnings (loss)	$(375)	$(6,459)	$9,193	$(20,525)
Non-cash items
Stock-based compensation	502	979	1,719	3,118
Depreciation and amortization	9,046	7,662	26,187	20,881
Foreign exchange loss (gain)	651	351	651	(902)
Disposal of assets (gain) loss	(5)	78	1	78
Disposal of patents	-	-	-	46
Deferred income tax expense (recovery)	2,163	(2,629)	5,337	(8,080)
Accrued investment income	(47)	(40)	(139)	(118)
Change in non-cash working capital balances
Accounts receivable	(1,701)	(6,357)	5,657	(11,099)
Prepaid expenses and deposits	(124)	(98)	(884)	(465)
Payments associated with success fee obligation	(869)	(989)	(3,278)	(3,161)
Accounts payable and accrued liabilities	1,436	839	146	9,254
Cash generated from (used in) operations	10,677	(6,663)	44,590	(10,973)
Financing
Dividends paid	(4,510)	(4,848)	(13,359)	(13,949)
Common shares repurchased under normal course issuer bid	(297)	(2,934)	(423)	(5,846)
Common shares issued for cash on the exercise of options	52	-	696	478
Common shares issued for cash from Employee Share Purchase Plan	-	-	89	102
Cash used in financing	(4,755)	(7,782)	(12,997)	(19,215)
Investing
Sale of short-term investments	69	(30)	73	113
Purchase of furniture and equipment	(44)	(1,541)	(371)	(1,608)
Purchase of patents and other intangibles	(19,219)	(687)	(36,327)	(3,702)
Cash used in investing	(19,194)	(2,258)	(36,625)	(5,197)
Foreign exchange (loss) gain on cash held in foreign currency	(651)	(351)	(651)	902

Net cash and cash equivalents generated (used) in the period	(13,923)	(17,054)	(5,683)	(34,483)
Cash and cash equivalents, beginning of period	138,634	157,817	130,394	175,246
Cash and cash equivalents, end of period	$124,711	$140,763	$124,711	$140,763

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(in thousands of United States dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Net earnings (loss) under GAAP	$(375)	$(6,459)	$9,193	$(20,525)

Adjusted for:
Unrealized foreign exchange loss (gain)	903	(1,187)	410	924
Depreciation and amortization	9,046	7,662	26,187	20,881
Stock based compensation	502	979	1,719	3,118
Disposal of assets (gain) loss	(5)	78	1	71
Income tax expense (recovery)	3,091	(1,336)	9,045	(4,193)
Adjusted earnings (loss)	$13,162	$(263)	$46,555	$276

Adjusted earnings (loss) per basic share	$0.11	$(0.00)	$0.39	$0.00

Weighted average number of common shares
Basic	120,211,493	120,701,944	120,065,487	121,154,330

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